News Release

Alexco Intersects 1,483 Grams per Tonne Silver (47.7 Ounces Per Tonne) over
6.2 Meters True Width at Flame & Moth Deposit in the Keno Hill Silver District

January 20, 2015 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today announced final results from the 2014 surface drilling program in the vicinity of the Flame & Moth deposit which is centrally located within the Keno Hill Silver District in Canada’s Yukon Territory. The infill, definition and extension drilling totaled 15,133 meters in 59 holes focused on the northern and down-plunge areas of the northern Christal Zone, and on southern extensions of the southerly Lightning Zone.

Infill and extension drilling in 22 holes totaling 5,523 meters in and around the northerly Christal Zone returned results of a maximum true width of 13.3 meters (average of 6.5 meters) of mineralization, with a best composite silver assay of 1,483 grams per tonne silver (g/t) (47.7 ounces per tonne (opt)) over 6.2 meters true width. Drilling was completed to 20 – 30 meter centers to confirm mineralization continuity and grade, and is expected to positively affect the overall resource model for the Christal Zone area.

To the southwest of the southerly Lightning zone, down-plunge extension drilling in 14 holes (6,154 meters) included a best result of 843 g/t (27.1 opt) silver over 3.3 meters true width proximal to the existing resource. Drilling also extended the overall strike length of the mineralized zone an additional 150 meters to the southwest but at lower grade. The total drilled strike length of the Flame & Moth vein system in the area about the existing resource now measures approximately 1,150 meters.

Alexco President and Chief Executive Officer Clynt Nauman said, “The high-grade results from the 2014 Flame area drilling program provide further confidence in the grade and geometry upside of the silver resource, especially as it may relate to optimization of initial development and mining activity in the Flame & Moth area. We’ve also now confirmed a strongly developed southwestern down-plunge extension of the deposit, which can be further explored from underground at some point in the future. Meantime, Flame & Moth remains one of the best discoveries in the Keno Hill Silver District in the last 50 years and furthermore, there is significant exploration upside in the highly mineralized corridor within which the Flame & Moth deposit is centrally located.”

Drill Hole Highlights

Final 2014 exploration drill results include the following significant composite or individual assay intervals (above 30 g/t silver) as shown in Table 2:

Flame Christal Zone Resource Infill

•

K-14-0553 intersected mineralized vein material over 6.18 meters true width from 209.70 meters with a composite assay of 1,483 g/t (47.7 opt) silver, 0.45 g/t gold; including 0.47 meters true width from 211.32 meters with an assay of 4,390 g/t (141.1 opt) silver, 0.79 g/t gold, and 0.68 meters true width from 214.35 meters with an assay of 3,720 g/t (119.6 opt) silver, 0.66 g/t gold.

•

K-14-0554 intersected mineralized vein material over 5.19 meters true width from 201.5 meters with a composite assay of 1,111 g/t (35.7 opt) silver, 0.63 g/t gold; including 0.73 meters true width from 203.0 meters with an assay of 2,650 g/t (85.2 opt) silver, 0.43 g/t gold.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

•

K-14-0557 intersected mineralized vein material over 5.27 meters true width from 220.4 meters with a composite assay of 1,018 g/t (32.7 opt) silver, 0.32 g/t gold; including 0.84 meters true width from 221.10 meters with an assay of 1,760 g/t (56.6 opt) silver, 0.45 g/t gold.

•

K-14-0558 intersected mineralized vein material over 6.06 meters true width from 209.00 meters with a composite assay of 963 g/t (31.0 opt) silver, 0.71 g/t gold; including 0.47 meters true width from 212.14 meters with an assay of 3,040 g/t (97.7 opt) silver, 2.58 g/t gold.

•

K-14-0566 intersected mineralized vein material over 5.26 meters true width from 187.15 meters with a composite assay of 1,356 g/t (43.6 opt) silver, 0.52 g/t gold; including 0.65 meters true width from 189.65 meters with an assay of 6,270 g/t (201.6 opt) silver, 1.10 g/t gold, and 0.34 meters true width from 192.62 meters with an assay of 4,600 g/t (147.9 opt) silver, 1.00 g/t gold.

Flame Southwest Lightning Zone

•

K-14-0528 intersected mineralized vein material over 3.30 meters true width from 234.40 meters with a composite assay of 843 g/t (27.1 opt) silver, 0.38 g/t gold; including 0.36 meters true width from 236.30 meters with an assay of 3,040 g/t (97.7 opt) silver, 1.17 g/t gold, and 0.36 meters true width from 236.85 meters with an assay of 2,710 g/t (87.1 opt) silver, 0.99 g/t gold.

•

K-14-0530 intersected mineralized vein material over 3.05 meters true width from 248.21 meters with a composite assay of 510 g/t (16.4 opt) silver, 0.15 g/t gold; including 0.43 meters true width from 248.40 meters with an assay of 2,390 g/t (76.8 opt) silver, 0.64 g/t gold; and also 0.30 meters true width from 280.62 meters with an assay of 2,140 g/t (68.8 opt) silver, 0.03 g/t gold.

Flame West Vein

•	K-14-0515 intersected mineralized vein material over 1.30 meters interval from 184.70 meters with a composite assay of 661 g/t (21.2 opt) silver, 0.22 g/t gold; including 0.40 meters interval from 184.70 meters with an assay of 1,830 g/t (58.8 opt) silver 0.61 g/t gold.

The Flame & Moth deposit has been previously identified to comprise 1,378,000 tonnes at 516 g/t silver (22.9 million ounces) of indicated resource and 107,000 tonnes at 313 g/t silver (1.1 million ounces) of inferred resource. The deposit encompasses a northerly Christal zone (containing approximately 7.9 million ounces of indicated and 0.6 million ounces inferred silver resource), and the larger southerly Lightning zone (containing approximately 14.9 million ounces of indicated and 0.5 million ounces of inferred silver resource), separated by approximately 90 meters of strike-slip movement along the Mill Fault (see news release dated January 31, 2013 “Alexco Expands Flame & Moth Indicated Resource to 22.9 Million Ounces of Silver; Resource Grade Increased, Deposit Remains Open”).

In addition to the extension and infill drilling pursuant to a re-estimation of the Flame & Moth resource, other drilling in the vicinity of the Flame & Moth deposit was conducted as outlined below:

1.

A fence of step-out drill holes approximately 500 meters to the northeast of the Flame deposit located indications of mineralization which could be interpreted as a possible extension of the Flame structure. Although the correlation cannot be confirmed without additional drilling, the structure is inferred to continue in this direction within the favorable Keno Hill quartzite host rock lithology, with the potential for the discovery for additional mineralization similar to the Lightning and Christal zones. In total, silver mineralization has now been identified over 1,700 meters of inferred strike length along the Flame structure.

2.

Additional drilling (four holes, 977 meters) of the previously identified Flame West vein (formerly known as the Bulldozer vein) that lies subparallel to the Flame vein has confirmed this occurrence to be within a significant mineralized structure with a best 2014 intercept of 21.24 opt silver over a 1.3 meter interval. However, continuity of higher grade mineralization has not been established and the definition of the northern extension of this structure through the Christal Lake Corridor remains a priority exploration target.

3.

Geotechnical drilling of 249 meters in five holes was completed along the proposed trace of the Flame & Moth decline (see news release dated December 23, 2014 entitled “Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon”).

4.	Three drill holes were also completed along the Christal Lake corridor.

It is notable that a number of holes drilled down-plunge of the Lightning Zone intercepted broad zones (to approximately 5.0 meters) of strongly mineralized but lower silver grade intervals including the presence of massive sulfides indicating continuation of a robust mineral system to depth to the southwest. Further exploration of this area will be undertaken as part of future underground activity. Updated composite assay tables, along with a drill hole location map and a long section plot for 2014 drill holes completed at the Flame & Moth prospect are appended to this release, and are also available for review on the Company’s website at www.alexcoresource.com.

Alexco is currently planning a 2015 exploration program to follow up successful results returned from the 2014 surface drilling program. Focus in 2015 will likely be on Bermingham where robust silver mineralization encountered in 2014 appears to be vectoring toward a stratigraphic – structural setting similar to the historic Hector Calumet deposit (see news release dated November 5, 2014 entitled “Alexco Drills Best Hole Ever: Intersects 5,667 Grams Per Tonne Silver Over 6.39 Meters (true width) at Bermingham; Mineralization Extended and Remains Open”). Additionally, 2015 exploration may address shallow surface drilling alternatives in the Christal Lake corridor where several areas of satellitic silver mineralization have been identified from 2014 work.

The 2014 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the supervision of Alan McOnie, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples delivered to the assay lab. Drill core samples were shipped to ALS Minerals Labs at Whitehorse, Yukon Territory for preparation, with fire assay, multi-element ICP analyses and ore grade over limits completed at the ALS Minerals facility in North Vancouver, British Columbia. The disclosure of scientific and technical information about Alexco’s mineral projects contained in this news release has also been reviewed and approved by Mr. McOnie.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada's only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the District for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President – Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the amendment to the Silver Purchase Agreement, its impact on Alexco and the Keno Hill Silver District and the parties' rights, obligations and conditions thereunder, including Alexco's condition to pay Silver Wheaton $20 million and obtain regulatory approvals for any financing related thereto, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the anticipated timing of making a production decision in the Eastern Keno Hill Silver District including recommencement of production at the Bellekeno mining operation, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the parties' performance under the amendment to the Silver Purchase Agreement, including Alexco's ability to raise additional capital to make the $20 million payment to Silver Wheaton to meet its condition thereunder; success and timing of regulatory approvals; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward -looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital to make the $20 million payment to Silver Wheaton under the amendment, that regulatory approval will be obtained in a timely fashion, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

APPENDICES

Table 1

Location of 2014 Flame and Moth area drill holes

Map Projection UTM NAD83Z8

Area	Hole	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Surface Azimuth	Surface Dip
	K-14-0507	484,677.07	7,087,255.94	923.51	394.20	290	-45
	K-14-0508 *	484,505.06	7,087,406.00	914.64	77.00	290	-45
Flame NE	K-14-0509	484,288.20	7,087,484.27	912.09	380.24	288	-45
	K-14-0510	484,509.92	7,087,410.33	914.52	342.00	290	-45

	K-14-0513	483,294.66	7,086,582.09	871.69	243.00	300	-45
	K-14-0514	483,284.28	7,086,579.28	872.46	243.00	275	-45
Flame West	K-14-0515	483,143.08	7,086,322.72	879.20	251.00	322	-45
	K-14-0517	483,143.84	7,086,324.74	878.89	240.00	291	-50

	K-14-0512	483,758.21	7,086,714.72	892.87	239.00	306	-55
Christal Corridor	K-14-0520	483,599.93	7,086,623.91	882.18	441.40	322	-50
	K-14-0522	483,816.34	7,087,428.32	867.76	355.00	280	-45

	K-14-0525	483,753.01	7,086,331.62	906.61	233.00	293	-80
	K-14-0526	483,893.20	7,085,924.82	956.79	642.00	285	-62
	K-14-0527	483,755.14	7,086,330.15	906.86	239.00	339	-72
	K-14-0528	483,792.22	7,086,333.09	911.21	266.00	285	-78
	K-14-0530	483,793.33	7,086,333.76	911.22	284.00	312	-82
	K-14-0532	483,898.10	7,085,925.27	956.75	579.00	293	-56
	K-14-0533 *	483,791.00	7,086,341.00	910.00	30.03	342	-74
	K-14-0534	483,795.63	7,086,333.75	911.42	269.00	342	-74
	K-14-0536	483,805.11	7,086,324.96	911.73	311.00	345	-75
Flame SW	K-14-0540	483,928.75	7,086,232.75	930.53	406.00	290	-60
	K-14-0541 *	483,929.00	7,086,230.00	930.00	23.00	275	-54
	K-14-0543	483,926.41	7,086,229.18	930.14	380.00	275	-54
	K-14-0544 *	483,919.64	7,085,908.91	958.94	165.00	272	-67
	K-14-0545	483,926.88	7,086,229.25	930.19	449.00	256	-57
	K-14-0546	483,917.30	7,086,121.87	934.27	506.00	258	-55
	K-14-0547 *	483,920.00	7,085,913.00	960.00	149.00	270	-49
	K-14-0548	483,917.89	7,086,123.30	934.46	508.00	267	-68
	K-14-0549	483,924.53	7,085,913.55	958.79	715.41	270	-70

	K-14-0550	484,072.39	7,086,585.89	924.09	236.92	292	-60
	K-14-0551	484,072.69	7,086,586.02	924.14	254.00	297	-66
	K-14-0552 *	484,072.00	7,086,586.00	924.00	10.50	310	-56
	K-14-0553	484,073.41	7,086,586.84	924.07	242.00	310	-56
	K-14-0554	484,072.61	7,086,587.18	923.88	218.90	308	-48
	K-14-0555	484,073.82	7,086,586.36	924.03	284.00	308	-68
	K-14-0556 *	484,119.00	7,086,802.00	926.00	77.00	250	-47
	K-14-0557	484,073.81	7,086,587.35	924.03	242.00	317	-57
	K-14-0558	484,119.41	7,086,802.09	926.26	230.00	250	-66
	K-14-0559	484,074.17	7,086,587.04	924.11	260.00	317	-65
	K-14-0560	484,118.69	7,086,802.58	926.29	210.00	261	-55
	K-14-0561	484,073.05	7,086,588.05	924.08	221.00	324	-45
Christal Infill K-14-0562		484,073.61	7,086,587.33	924.08	231.50	323	-55
	K-14-0563	484,119.28	7,086,802.68	926.32	212.00	261	-66
	K-14-0564	484,071.00	7,086,586.00	924.00	220.20	299	-56
	K-14-0565	484,119.14	7,086,802.62	926.30	203.33	266	-62
	K-14-0566	484,118.81	7,086,801.93	926.20	205.00	250	-55
	K-14-0567	484,072.79	7,086,584.82	923.96	272.00	292	-69
	K-14-0568	484,070.58	7,086,585.17	923.99	299.00	322	-67
	K-14-0569	484,070.33	7,086,585.96	924.03	263.00	325	-58
	K-14-0570	484,162.17	7,086,645.42	930.19	270.80	289	-47
	K-14-0571	484,160.97	7,086,645.47	930.13	263.00	298	-45
	K-14-0572	484,161.75	7,086,645.11	930.14	305.00	298	-56
	K-14-0573	484,161.33	7,086,645.15	930.24	292.00	307	-50

	K-14-0511	483,779.85	7,086,654.03	897.42	38.00	0	-90
	K-14-0516	483,802.44	7,086,674.36	894.56	77.00	0	-90
	K-14-0518	484,113.91	7,086,698.13	923.89	53.00	0	-90
	K-14-0519	484,114.15	7,086,753.75	921.02	40.30	0	-90
Lightning Geotech K-14-0519a *		484,117.00	7,086,749.00	921.00	30.00	0	-90
	K-14-0521	484,118.87	7,086,804.37	926.33	11.50	0	-90

* Abandoned

Table 2

2014 Flame area 30 g/t Ag assay composites
(with up to 2 meters internal dilution)

Flame Christal Zone Resource Infill

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-14-0550	217.85	224.98	7.13	6.10	562	18.06	16.38	0.18	2.38	2.13
including	220.60	221.00	0.40	0.34	831	26.72	24.24	0.23	5.61	5.48
	221.00	221.95	0.95	0.81	2280	73.30	66.50	0.38	6.03	3.56
	221.95	222.50	0.55	0.47	1120	36.01	32.67	0.27	3.50	1.85
	222.50	223.00	0.50	0.43	660	21.22	19.25	0.62	3.80	2.53
	228.00	228.50	0.50	0.43	43	1.37	1.24	0.04	0.40	0.70

K-14-0551	235.03	245.50	10.47	8.33	195	6.28	5.70	0.19	0.78	3.79

K-14-0553	209.70	216.73	7.03	6.18	1483	47.69	43.26	0.45	15.01	3.62
including	211.32	211.85	0.53	0.47	4390	141.14	128.04	0.79	51.50	4.85
	212.27	212.88	0.61	0.54	1160	37.29	33.83	0.44	1.90	1.45
	213.65	214.35	0.70	0.62	2830	90.99	82.54	0.90	21.27	7.90
	214.35	215.12	0.77	0.68	3720	119.60	108.50	0.66	34.94	8.54
	215.12	215.67	0.55	0.48	1860	59.80	54.25	0.13	17.05	2.47
	215.67	216.20	0.53	0.47	1855	59.64	54.10	0.24	14.90	5.83

K-14-0554	197.00	197.90	0.90	0.82	75	2.40	2.17	0.02	0.12	0.03
	201.50	207.20	5.70	5.19	1111	35.73	32.42	0.63	14.19	7.21
including	203.00	203.80	0.80	0.73	2650	85.20	77.29	0.43	52.35	8.52
	203.80	204.87	1.07	0.97	1875	60.28	54.69	0.82	32.83	8.76
	204.87	205.50	0.63	0.57	1390	44.69	40.54	0.91	1.34	8.83
	205.50	206.12	0.62	0.56	1325	42.60	38.65	1.81	2.22	6.63

K-14-0555	253.48	270.35	16.87	12.50	389	12.49	11.33	0.35	0.51	4.33
including	254.99	255.91	0.92	0.68	751	24.15	21.90	0.69	0.95	7.59
	256.55	257.66	1.11	0.82	1550	49.83	45.21	0.89	1.05	10.50
	257.66	258.35	0.69	0.51	1230	39.55	35.88	0.37	1.29	10.95
	272.81	275.39	2.58	1.91	59	1.89	1.71	0.01	0.12	1.13

K-14-0557	220.40	226.65	6.25	5.27	1018	32.74	29.70	0.32	4.02	4.93
including	221.10	222.10	1.00	0.84	1760	56.59	51.33	0.45	4.49	5.05
	222.10	222.65	0.55	0.46	961	30.90	28.03	0.14	1.66	3.03
	222.65	223.65	1.00	0.84	1120	36.01	32.67	0.28	0.74	6.22
	223.65	224.13	0.48	0.40	1790	57.55	52.21	0.27	29.00	3.80
	224.13	224.80	0.67	0.57	1435	46.14	41.85	0.72	0.90	7.64
	225.30	225.95	0.65	0.55	1250	40.19	36.46	0.32	6.40	4.01
	229.10	229.40	0.30	0.25	71	2.30	2.08	0.05	0.19	5.19

K-14-0558	209.00	217.54	8.54	6.06	963	30.96	28.08	0.71	1.10	0.85
including	210.28	211.50	1.22	0.87	1210	38.90	35.29	0.61	2.96	0.71
	212.14	212.80	0.66	0.47	3040	97.74	88.67	2.58	1.40	0.35
	212.80	214.05	1.25	0.89	789	25.37	23.01	0.58	0.40	0.04
	214.05	214.94	0.89	0.63	1695	54.50	49.44	1.13	0.87	0.08
	214.94	216.14	1.20	0.85	1190	38.26	34.71	0.99	0.51	0.57
	222.74	223.53	0.79	0.56	111	3.57	3.24	0.04	0.25	1.25

K-14-0559	240.95	255.20	14.25	11.14	475	15.26	13.85	0.64	1.21	2.49
including	240.95	241.45	0.50	0.39	778	25.01	22.69	3.48	0.79	0.06
	241.45	241.90	0.45	0.35	1450	46.62	42.29	0.30	15.60	2.26
	242.70	243.25	0.55	0.43	641	20.61	18.70	0.92	5.00	2.88
	243.65	244.70	1.05	0.82	693	22.28	20.21	1.99	0.77	2.97
	244.70	245.55	0.85	0.66	878	28.23	25.61	2.02	0.86	1.35

	246.50	247.50	1.00	0.78	1140	36.65	33.25	0.21	0.31	5.77
	251.35	251.90	0.55	0.43	675	21.70	19.69	0.63	0.78	1.59

K-14-0560	176.70	177.38	0.68	0.54	780	25.08	22.75	0.20	5.98	1.24
	179.38	181.90	2.52	2.01	202	6.49	5.89	0.36	1.31	4.96
	188.00	192.00	4.00	3.19	58	1.88	1.70	0.00	0.10	3.37

K-14-0561	206.56	207.82	1.26	1.11	406	13.06	11.85	0.35	1.04	4.02
including	207.40	207.82	0.42	0.37	788	25.33	22.98	0.38	1.55	7.51

K-14-0562	215.90	221.00	5.10	4.28	544	17.48	15.86	0.19	5.30	8.57
including	219.30	220.10	0.80	0.67	1360	43.72	39.67	0.19	18.60	15.75
	220.10	221.00	0.90	0.75	648	20.83	18.90	0.60	0.95	1.18

K-14-0563	199.82	208.50	8.68	6.53	821	26.39	23.94	0.39	3.09	6.29
including	200.80	201.40	0.60	0.45	2950	94.84	86.04	1.01	4.48	1.16
	201.40	202.00	0.60	0.45	774	24.88	22.58	0.99	8.69	7.08
	202.00	202.36	0.36	0.27	1735	55.78	50.60	0.22	23.41	5.25
	203.40	203.76	0.36	0.27	1480	47.58	43.17	0.44	5.89	8.94
	205.71	206.27	0.56	0.42	1440	46.30	42.00	0.31	1.96	16.70
	206.27	206.69	0.42	0.32	2570	82.63	74.96	0.50	1.90	13.60
	206.69	207.04	0.35	0.26	1110	35.69	32.38	0.18	1.76	12.60

K-14-0564	206.00	207.00	1.00	0.92	69	2.22	2.01	0.29	0.10	0.14
	211.00	214.95	3.95	3.62	864	27.77	25.19	1.39	0.94	7.31
including	211.00	212.00	1.00	0.92	1420	45.65	41.42	1.14	0.91	9.27
	212.00	213.10	1.10	1.01	1190	38.26	34.71	2.19	0.86	4.75

K-14-0565	189.70	202.45	12.75	9.91	399	12.82	11.63	0.36	2.73	2.80
including	190.65	191.80	1.15	0.89	911	29.29	26.57	0.88	1.04	0.43
	192.20	192.65	0.45	0.35	865	27.81	25.23	0.67	22.53	14.40
	192.65	193.30	0.65	0.51	903	29.03	26.34	0.47	16.55	3.84
	196.35	196.90	0.55	0.43	622	20.00	18.14	0.23	0.26	3.01
	197.68	198.30	0.62	0.48	1250	40.19	36.46	0.35	1.99	9.70

K-14-0566	187.15	194.00	6.85	5.26	1356	43.60	39.56	0.52	6.00	4.18
including	187.50	188.00	0.50	0.38	1020	32.79	29.75	0.05	23.82	8.38
	189.65	190.50	0.85	0.65	6270	201.59	182.88	1.10	3.34	17.65
	190.50	191.00	0.50	0.38	677	21.77	19.75	0.31	0.27	0.62
	191.72	192.62	0.90	0.69	736	23.66	21.47	0.88	1.66	1.00
	192.62	193.06	0.44	0.34	4600	147.89	134.17	1.00	45.48	1.89
	200.00	202.10	2.10	1.61	196	6.31	5.72	-0.01	3.62	1.21

K-14-0567	238.42	251.60	13.18	10.73	291	9.34	8.47	0.12	0.67	2.97
including	239.70	240.70	1.00	0.81	850	27.33	24.79	0.19	2.02	6.71
	240.70	241.70	1.00	0.81	1090	35.04	31.79	0.33	2.04	7.27
	243.54	244.34	0.80	0.65	722	23.21	21.06	0.37	1.03	5.91

K-14-0568	262.25	281.00	18.75	13.30	207	6.64	6.03	0.75	0.20	0.78
including	276.50	277.50	1.00	0.71	824	26.49	24.03	0.87	0.55	0.24

K-14-0569	238.55	246.20	7.65	5.82	581	18.68	16.95	0.54	2.36	1.08
including	240.25	240.70	0.45	0.34	1260	40.51	36.75	0.82	1.92	1.91
	240.70	241.50	0.80	0.61	986	31.70	28.76	1.61	0.67	0.59
	242.30	242.90	0.60	0.46	2720	87.45	79.33	0.39	23.54	3.81
	258.60	260.70	2.10	1.60	88	2.83	2.57	0.07	0.45	1.36

K-14-0570	246.70	252.55	5.85	5.61	194	6.24	5.66	0.39	0.40	1.05
including	250.05	250.45	0.40	0.38	907	29.16	26.45	0.41	2.96	4.38
	250.45	250.92	0.47	0.45	655	21.06	19.10	0.74	0.43	0.02

K-14-0571	246.50	250.70	4.20	4.09	513	16.49	14.96	0.96	0.64	2.47
including	247.55	247.95	0.40	0.39	1450	46.62	42.29	2.68	1.38	0.13

	248.45	249.10	0.65	0.63	1450	46.62	42.29	2.19	0.60	1.81

K-14-0572	279.40	283.15	3.75	3.29	142	4.56	4.14	0.15	0.48	2.44
	287.10	289.75	2.65	2.32	39	1.25	1.14	0.03	0.03	0.96
	297.70	302.45	4.75	4.16	85	2.74	2.48	0.08	0.99	3.87

K-14-0573	262.55	271.85	9.30	8.46	599	19.25	17.47	1.16	0.75	2.49
including	263.30	264.55	1.25	1.14	1985	63.82	57.90	2.34	1.39	1.08
	264.55	265.15	0.60	0.55	861	27.68	25.11	2.06	0.77	1.74
	268.24	269.15	0.91	0.83	744	23.92	21.70	0.73	0.86	0.28
	271.15	271.85	0.70	0.64	709	22.79	20.68	0.18	1.09	7.09
	275.05	275.65	0.60	0.55	63	2.02	1.83	0.16	0.21	0.63
	284.20	285.85	1.65	1.50	45	1.45	1.32	-0.01	0.06	0.18
	288.50	288.90	0.40	0.36	853	27.42	24.88	0.12	9.00	4.59

Flame Lightning Zone (Geotech)

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-14-0511	24.80	26.00	1.20	0.47	30	0.96	0.87	-0.01	0.00	0.57
	29.00	37.00	8.00	3.16	84	2.71	2.46	0.00	0.11	0.41

K-14-0516	38.53	61.31	22.78	10.66	250	8.05	7.30	0.43	0.80	8.41
including	39.99	41.23	1.24	0.58	1420	45.65	41.42	0.36	0.39	2.60

Flame Southwest Extension Zone

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-14-0525	186.25	188.00	1.75	1.47	438	14.07	12.77	0.16	5.61	7.39
including	186.25	186.50	0.25	0.21	726	23.34	21.18	0.53	0.85	3.22
	186.50	187.06	0.56	0.47	986	31.70	28.76	0.19	17.05	20.50
	191.00	194.35	3.35	2.81	340	10.94	9.92	1.39	0.81	1.69
	197.48	199.46	1.98	1.66	101	3.25	2.95	0.29	0.05	0.07
	213.52	214.10	0.58	0.49	109	3.50	3.18	0.82	0.06	0.06

K-14-0526	201.92	202.29	0.37	0.28	164	5.27	4.78	0.68	1.69	1.26
	530.41	536.92	6.51	5.01	166	5.34	4.85	0.20	0.24	0.96

K-14-0527	183.58	185.10	1.52	0.99	100	3.22	2.92	0.22	0.18	0.37
	189.85	190.12	0.27	0.18	100	3.22	2.92	0.24	0.39	5.37
	194.15	194.47	0.32	0.21	72	2.30	2.09	-0.01	0.02	0.01

K-14-0528	230.52	230.93	0.41	0.27	194	6.24	5.66	0.48	0.28	11.40
	234.40	239.40	5.00	3.30	843	27.09	24.58	0.38	0.93	1.64
including	235.80	236.30	0.50	0.33	1070	34.40	31.21	0.63	1.49	0.27
	236.30	236.85	0.55	0.36	3040	97.74	88.67	1.17	3.32	3.46
	236.85	237.40	0.55	0.36	2710	87.13	79.04	0.99	2.16	7.41
	245.30	248.70	3.40	2.24	35	1.13	1.03	0.05	0.07	1.09

K-14-0530	248.21	253.05	4.84	3.05	510	16.39	14.87	0.15	0.84	2.60
including	248.21	248.40	0.19	0.12	2020	64.94	58.92	0.52	1.84	7.82
	248.40	249.09	0.69	0.43	2390	76.84	69.71	0.64	3.65	11.30
	260.12	260.48	0.36	0.23	498	16.01	14.53	0.36	0.70	5.75
	274.40	275.33	0.93	0.59	135	4.34	3.94	0.02	0.91	1.25
	280.62	281.10	0.48	0.30	2140	68.80	62.42	0.03	5.69	7.73

K-14-0532	526.47	527.25	0.78	0.58	31	0.99	0.90	0.06	0.11	0.19
	538.41	540.90	2.49	1.87	112	3.61	3.27	0.15	0.13	1.28

K-14-0534	244.10	248.00	3.90	2.46	125	4.03	3.65	0.21	0.18	1.63

K-14-0536	274.77	279.30	4.53	2.67	121	3.88	3.52	0.10	0.98	1.68
	285.68	286.50	0.82	0.48	76	2.45	2.23	0.02	0.20	0.89

K-14-0540	367.79	369.70	1.91	1.62	213	6.83	6.20	0.08	0.76	4.31

K-14-0543	352.04	355.52	3.48	3.20	181	5.81	5.28	0.35	0.15	3.02
including	354.40	354.67	0.27	0.25	737	23.70	21.50	0.09	0.08	8.57

K-14-0545	417.00	423.00	6.00	4.92	146	4.70	4.26	0.45	0.33	5.94
including	417.00	417.73	0.73	0.60	610	19.61	17.79	1.36	0.96	2.22

K-14-0546	470.53	476.55	6.02	5.06	92	2.95	2.68	0.09	0.15	1.85

K-14-0548	322.05	323.05	1.00	0.77	43	1.40	1.27	0.07	0.15	0.11
	482.40	484.10	1.70	1.31	74	2.37	2.15	0.08	0.65	0.21

K-14-0549	661.21	663.00	1.79	1.09	53	1.70	1.54	0.02	0.05	0.09

Flame Northeast Exploration

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-14-0507	180.00	183.00	3.00		41	1.30	1.18	0.02	0.01	0.07

K-14-0509	117.40	118.00	0.60		92	2.96	2.69	0.38	0.07	14.85
	302.00	302.70	0.70		70	2.24	2.03	6.16	0.08	0.16
	324.00	324.50	0.50		36	1.15	1.04	0.76	0.05	17.90

K-14-0510	276.00	277.95	1.95		42	1.34	1.21	-0.01	0.00	0.01

Flame West

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-14-0513	40.57	42.00	1.43		46	1.48	1.35	0.04	0.32	0.68

K-14-0514	36.00	37.98	1.98		12	0.39	0.35	0.01	0.03	1.82
	93.12	94.43	1.31		57	1.84	1.67	0.03	2.78	1.17
	197.59	197.90	0.31		136	4.37	3.97	0.26	0.16	0.50
	221.68	222.38	0.70		60	1.94	1.76	0.21	0.12	1.54

K-14-0515	184.70	186.00	1.30		661	21.24	19.27	0.22	10.12	0.20
including	184.70	185.10	0.40		1830	58.84	53.38	0.61	24.37	0.10

K-14-0517	178.00	179.00	1.00		131	4.21	3.82	0.02	0.01	0.05

Christal Corridor

Hole	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Ag (oz/tonne)	Ag (oz/ton)	Au (g/t)	Pb (%)	Zn (%)
K-14-0520	52.00	52.50	0.50		81	2.59	2.35	0.01	0.27	19.30

Figure 1

Longitudinal Section Flame & Moth Deposit showing greater than 30 g/t Ag composite assay intervals (viewed to the northwest)

Figure 2

Location of Drill Holes at Flame & Moth Deposit Showing all composite intercepts > 30 g/t Ag

N
W
E
S
Garbage Fault
Christal Zone
Mill Fault
46
Lightning Zone
Flame Vein
65
Legend
Drill Hole Previously Reported
2014 Drill Hole
+ 30 g/t Silver
Plan Projection Resource
0
200
metres

Figure 3

Location of 2014 Drill Holes in the Flame & Moth District Showing all composite intercepts > 30 g/t Ag

N
W
E
S
Christal Corridor
NE Flame
Flame West
Flame Infill
SW Flame
Legend
Drill Hole Previously Reported
2014 Drill Hole This Release
Plan Projection Resource Area
0
500
metres